Exhibit 1.01

TERM SHEET

MASTER EQUITY PURCHASE AGREEMENT

Company	Atmosphere Global LLC, (the “Company”).

Investor	WSGP [Western graphite Inc.]

Terms	Two Phase Acquisition of Company equity; Company holds exclusive license Agreement for a Green Biodegradable Cleaning solution technology.

Consideration Phase One	an aggregate of 20% of the equity of the public company shall be granted to Company and an advisory board seat in consideration for Class B Memberships Units equal to 52% of the Company. The Company and WSGP will sign a redemption agreement pursuant to which the Company will be able to redeem all of the Membership Units purchased by WSGP in Phase One for the cost of all the equity the Company received in WSGP in Phase One. WSGP will be restricted from selling, transferring or encumbering the AG equity received as part of Phase One. AG can trigger a redemption at any time if there is a material adverse change in the business or operations of WSGP.

Consideration Phase Two	WSGP will execute a Subscription Agreement with Atmosphere Global, LLC. for the purchase of Class B Membership Interest equal to 12% of the Company (on a fully diluted basis determined prior to Phase One such that WSGP has 12% of the Company after the Phase One redemption is triggered) in consideration of $1.5M funded in 4 tranches, each purchasing 3% of the Company and each installment is equal and shall be paid as follows: (i) $375,000 of which $75,000 will be funded within to meet the most urgent operating and business development expenses and $300,000 within the latest of 6 months or the up-listing into a national exchange; (ii) $375,000 within 3 months of the first payment, (iii) an additional $375,000 within 3 months of the second payment and finally, (iv) $375,000 upon AGI obtaining the EPA approvals for the use of the technology.

Additional Costs/Fees	WSGP Attorney’s, will draft all the documents set forth below and will receive legal fees not to exceed $25,500. All legal fees for WSGP attorneys to be paid by WSGP. AG legal counsel to receive $5,000 for review and negotiation of all documentation. AG will pay legal fees from proceeds of the first tranche funding.

Documentation	The definitive documentation shall contain such additional provisions, including without limitation representations, warranties, covenants, agreements and remedies, as the investor may reasonably request. Documents may include some or all of the following:

-Equity Purchase Agreement for Phase One
- Equity Purchase Agreement for Phase Two Subscription Agreement
-Board Resolutions
-Redemption Agreement

Confidentiality	The Company and all of their control persons, agree that it will not disclose, and will not include in any public announcement, the name of the investor, unless expressly agreed to by the investor or unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement.

Legal Fees and Expenses	WSGP shall bear the legal expenses respect to the proposed financing, which shall not exceed $25,500.

Governing Law and	New York law and New York Courts (New York County). Jurisdiction

Closing Date	On or about October 30, 2015. This term sheet expires at 5:00 pm New York City time, on November 4, 2015

This proposed preliminary term sheet constitutes an indication of interest for discussion purposes and preparation of definitive agreements only. These terms are likely to change based on the share structure, debt, and other matters associated with Atmosphere Global, LLC. This is not a binding until and unless definitive agreements are executed by the parties.

Atmosphere Global, LLC

Accepted and Agreed		Accepted and Agreed

By:	/s/ Shane Ornsby	By:	/s/ Jenni Andersen
Name:	Shane Ornsby	Name:	Jenni Andersen
Title:	President	Title:	CEO
Date:	10-30-2015	Date:	10-30-2015